SEC FILE NUMBER
1-12164

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K  ☐ Form 20-F ☐ Form 11-K X Form 10-Q  ☐Form 10D
☐ Form N-SAR ☐  Form N-CSR
For Period Ended:USeptember 28, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

U

PART I
REGISTRANT INFORMATION

UWolverine Tube, Inc.

Full Name of Registrant

Former Name if Applicable

U200 Clinton Avenue West, Suite 1000

Address of Principal Executive Office (Street and Number)

UHuntsville, Alabama 35801

City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒
(a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)     The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended September 28, 2008 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The Registrant discovered certain errors in previously issued financial statements, Uas further described on Forms 8-K issued by the Registrant on August 12, 2008 and October 17, 2008. U Accordingly, the Registrant needs additional time to file complete and accurate financial statements required to be included in the Form 10-Q/A for the quarter ended March 30, 2008 and the quarter ended June 29, 2008 and in the Form 10-Q. The Registrant will attempt to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

David A. Owen	(256)	580-3976
(Name)	(Area Code)	(Telephone Number)
U

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Form 10 Q/A for the quarter ended June 29, 2008

☐ Yes ☒ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report goodwill impairment which may amount to approximately $40-$45 million.

U Wolverine Tube, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

WOLVERINE TUBE, INC.

Date: November 13, 2008	By:	/s/ David A. Owen
David A. Owen
Senior Vice President, Chief Financial Officer and Corporate Secretary